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                                                                    EXHIBIT 99.1

RISKS RELATING TO OUR BUSINESS

OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON THE ABILITY OF OUR HOTEL MANAGERS TO OPERATE OUR HOTELS EFFECTIVELY.

         In order to qualify as a REIT, we cannot operate any hotel, or directly participate in the decisions affecting the daily operations of any hotel. Our third-party managers under management agreements have direct control of the daily operations of our hotels. Under the REIT Modernization Act of 1999 (the "RMA"), which became effective January 1, 2001, REITs are permitted to lease their hotels to wholly owned taxable REIT subsidiaries of the REITs ("TRS Lessees"). Even under the RMA, TRS Lessees may not operate the leased hotels and must enter into management agreements with eligible independent contractors that will manage the hotels. We do not have the authority to directly control any particular aspect of the daily operations of any hotel (e.g., setting room rates). Thus, even if we believe our hotels are being operated in an inefficient or sub-optimal manner, we may not be able to require a change to the method of operation. Our only alternative for changing the operation of our hotels may be to replace the third party manager of one or more hotels in situations where the applicable management agreement permits us to terminate the existing manager.

         As a result of the Company's acquisition (through its TRS Lessee) of the leasehold interests for 47 of its hotels, effective July 1, 2002, and for two of its hotels, effective July 1, 2003, the operating income (loss) of these hotels are included in the Company's consolidated financial statements. Our income primarily depends upon the net operating income of our hotels. Our ability to make distributions to our shareholders depends on the ability of our hotel managers to generate sufficient revenues from our hotels in excess of operating expenses. Our managers will be affected by factors beyond their control, such as changes in the level of demand for rooms and related services of our hotels, their ability to maintain and increase gross revenues and operating margins at our hotels, and other factors. As of December 31, 2003, 41 of our hotels were managed by Alliance. Therefore, any operating difficulties or other factors specifically affecting Alliance's ability to maintain and increase gross revenues and operating margins at our hotels could significantly adversely affect our financial condition and results of operations.

         In addition, our growth strategy contemplates additional hotel acquisitions that meet our investment criteria and selective development of hotels as market conditions warrant. Our ability to grow depends, in part, upon the ability of our third-party managers to manage our current and future hotels effectively. If the third-party managers are not able to operate additional hotels at current staffing levels and office locations, they may need to hire additional personnel, engage additional third party managers and/or operate in new geographic locations. If the third-party managers fail to operate the hotels effectively, our ability to generate income from the hotels would be adversely affected.

THE EVENTS OF SEPTEMBER 11, 2001, AS WELL AS THE WEAK U.S. ECONOMIC RECOVERY, HAVE ADVERSELY IMPACTED THE HOTEL INDUSTRY GENERALLY, AND WE HAVE EXPERIENCED AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

         Prior to September 11, 2001, our hotels had begun experiencing declining revenue per available room, or "RevPAR," as a result of the slowing U.S. economy. The terrorist attacks of September 11, 2001 and more recent concerns about possible additional terrorist attacks, combined with the effects of the resulting recession and weak economic recovery, have led to a substantial reduction in business and leisure travel throughout the United States, and industry RevPAR generally, and RevPAR at our hotels specifically, has declined substantially since September 11. While RevPAR at our hotels has improved from the depressed levels in the weeks immediately following the events of September 11, RevPAR at our hotels remains below pre-September 11 levels and may remain at such depressed levels. We cannot predict the extent to which the events of September 11, subsequent concerns about possible additional terrorist attacks, and the weak economic recovery will continue to directly or indirectly impact the hotel industry or our operating results in the future. Continued depressed RevPAR at our hotels which we expect in the near term could have an adverse effect on our results of operations and financial condition, including our ability to remain in compliance with the covenants contained in our debt instruments, our ability to fund capital improvements and renovations at our hotels and our ability to make dividend payments necessary to maintain our REIT tax status. Additional terrorist attacks could have further material adverse effects on the hotel industry and our operations.

WE MAY NOT HAVE ACCESS TO FINANCING FOR ACQUIRING OR DEVELOPING ADDITIONAL HOTELS, OR FOR PROVIDING HOTEL LOANS.

         Our ability to pursue our growth strategy depends, in part, on our ability to finance additional hotel acquisitions and development and additional hotel loans We may not be able to fund growth solely from cash provided from operating activities because we must distribute at least 90% of our taxable income each year to maintain our tax status as a REIT and normally distribute 100% in order to avoid paying corporate income tax and excise tax on undistributed income. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements and hotel loans. We cannot assure you that we will be successful in attracting sufficient debt or equity financing at an acceptable cost to fund future growth. We are subject to restrictions that may limit


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our ability to take advantage of expansion opportunities that we believe are attractive. Our existing $125 million line of credit (the "Line") limits our borrowing availability to a percentage of the value of the hotels provided as collateral, with the value determined in part by the cash flow generated by those hotels. As a result, as of December 31, 2003, we had the entire $125 million available for borrowing under our line of credit, of which $29.2 million was outstanding. If the value of the hotels provided as collateral declines, and our availability under the Line is less than $125 million, we must provide additional collateral, which may not be available, to increase our borrowing availability to the total amount of debt we need, up to a maximum amount $125 million. As of December 31, 2003, all 44 wholly owned hotels had been pledged as collateral for our debt facilities, 30 against the line of credit and 14 against the GE Capital CMBS loan. In addition, our articles of incorporation limit our debt to 60% of the cost of our investment in hotel properties, or approximately $284 million as of December 31, 2003.

         Our existing $125 million line of credit matures December 31, 2004. We may not be able to renew the Line, and if we are successful in renewing the Line, the new covenants, pricing, valuation and availability terms may not be as favorable as those of the current Line. If this occurs, we will pay higher interest rates and have access to less capital.

         Our ability to raise additional equity capital will depend on market conditions. We cannot assure you that we will be able to raise funds through a public or private offering at a time when we need access to funds. We may seek alternative methods of funding expansion, such as joint venture development; however, we cannot assure you that such opportunities will be available when we need them or on acceptable terms.

WE HAVE A SIGNIFICANT LEVEL OF DEBT THAT MAY LIMIT OUR ABILITY TO TAKE CERTAIN ACTIONS.

         We currently have a significant amount of debt. As of December 31, 2003, we had $29.2 million outstanding under our line of credit and $65 million outstanding under a fixed-rate loan. As of December 31, 2003, the total liabilities of our consolidated joint ventures were $27.7 million ($26.3 million of which represented long-term debt). As of December 31, 2003, the total liabilities of our unconsolidated joint ventures were $15.3 million ($14 million of which represented long-term debt). Our proportionate share of the unconsolidated joint ventures total liabilities and long-term debt equated to $2 million and $1.8 million, respectively. Our level of debt could have important consequences to you. For example, it could:

- impair our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions or other purposes in the future;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing our funds available for operations, future business opportunities and other purposes;

-        place us at a disadvantage compared to competitors that have less debt;

-        restrict our ability to adjust rapidly to changing market conditions;
and

- increase our vulnerability to adverse economic, industry and business conditions.

         If we do not have sufficient funds to repay our debt at maturity, it may be necessary for us to refinance our debt through additional debt financing, private or public offerings of debt securities or additional equity offerings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow and, consequently, cash available for distribution to shareholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotels or other assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities. If we are unable to make required payments of principal and interest on debt secured by our hotels, one or more of those properties could be foreclosed upon by the lender with a consequent loss of revenue and asset value.


THE COVENANTS GOVERNING OUR DEBT IMPOSE SIGNIFICANT RESTRICTIONS ON US.

         The terms of our line of credit impose significant operating and financial restrictions on us and require us to meet certain financial tests, including leverage ratios, maximum unsecured and secured debt ratios, interest and fixed charge coverage ratios and minimum tangible net worth requirements. These restrictions may also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including:

-        incurring or guaranteeing additional indebtedness;

- paying dividends in excess of 85% of our funds from operations over the most recent four quarters;


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-        making capital expenditures and other investments;

-        creating liens on our assets; and

- engaging in mergers, consolidations or the sale of all or a substantial portion of our assets.

         The failure to comply with any of these covenants would cause a default under our line of credit. Furthermore, our line of credit provides that any default under, or acceleration of, any of our other debt, any debt of WINN Limited Partnership or any debt of our subsidiaries, including our fixed-rate loan or otherwise, will constitute a default under the line of credit. Any of these defaults, if not waived, could result in the acceleration of the indebtedness under our line of credit. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it, in which case we would not be able to make distributions to our shareholders. Even if new financing were available, it may not be on terms that are acceptable to us.

IF OUR CASH FLOW DECREASES, WE MAY BE REQUIRED TO PROVIDE ADDITIONAL COLLATERAL UNDER OUR LINE OF CREDIT OR TAKE OTHER ACTIONS THAT WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         As of December 31, 2003, we had pledged 30 hotel properties as collateral to secure the line of credit and 14 hotel properties to secure the fixed-rate loan, which accounts for all of the Company's 44 wholly owned hotels. Both loan agreements prohibit pledging any hotel pledged as collateral under that facility to secure other debt. Our line of credit limits our borrowing availability to a percentage of value of the hotels provided as collateral, with the value determined in part by the cash flow generated by those hotels. Our current cash flow from the hotels securing the line of credit determines our borrowing availability under the line of credit, which as of December 31, 2003, was $125 million. If the value of the hotels provided as collateral declines, and our availability under the Line is less than $125 million, we must provide additional collateral to increase our borrowing availability to the total amount of debt we need, but not to exceed $125 million. If our cash flow decreases to such a level that our borrowing availability is less than the amount outstanding under the line of credit, we must either (1) repay the excess of the amounts outstanding over our borrowing availability or (2) with the unanimous consent of the lenders, provide additional collateral to increase our borrowing availability. If we were unable to repay the excess debt over our borrowing availability or provide additional collateral, the resulting payment default would entitle our lenders to exercise one or more remedies, including foreclosing on one or more of the properties pledged as collateral.

RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW.

         Our borrowings under our line of credit bear interest at a variable rate. Our line of credit requires that we maintain at least 50% of our total debt at a fixed rate of interest. Although we have entered into agreements that limit our interest rate exposure on a portion of the outstanding debt under our line of credit, outstanding debt of up to $29.2 million under our line of credit remains subject to variable interest rates. We may incur debt in the future that bears interest at a variable rate or we may be required to refinance our existing debt at higher interest rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our cash flow.

WE MAY NOT BE ABLE TO COMPLETE DEVELOPMENT OF NEW HOTELS ON TIME OR WITHIN
BUDGET.

         We intend to develop additional hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from any development hotel, reducing our cash available for distribution to shareholders. These risks include:

-        construction delays or cost overruns that may increase project costs;

-        competition for suitable development sites;

- receipt of zoning, land use, building, construction, occupancy and other required governmental permits and authorizations; and

- substantial development costs in connection with projects that are not completed.

         We may not be able to complete the development of any projects we begin and, if completed, our development and construction activities may not be completed in a timely manner or within budget.

         We also intend to rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

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HOTELS THAT WE DEVELOP HAVE NO OPERATING HISTORY AND MAY NOT ACHIEVE LEVELS OF
OCCUPANCY THAT RESULT IN LEVELS OF OPERATING INCOME THAT PROVIDE US WITH AN ATTRACTIVE RETURN ON OUR INVESTMENT.

         The new hotels that we develop have no operating history. These hotels, both during the start-up period and after they have stabilized, may not achieve anticipated levels of occupancy, average daily room rates, or gross operating margins, and could result in operating losses.

PROPERTY OWNERSHIP THROUGH JOINT VENTURES AND PARTNERSHIPS COULD LIMIT OUR CONTROL OF THOSE INVESTMENTS.

         Joint ventures or partnerships (other than WINN Limited Partnership) involve risks not otherwise present for investments we make on our own. It is possible that our co-venturers or partners may have different interests or goals than we do at any time and that they may take actions contrary to our requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investment include impasses on decisions, because no single co-venturer or partner has full control over the joint venture or partnership. Each of our venture partners for our existing joint venture properties has the right, after the first twelve months of the hotel's operation, to sell the hotel developed by the joint venture to us, or, if we elect not to purchase, to sell such hotel to a third party. In addition, future joint ventures may include other restrictions on us, including requirements that we provide the joint venture with the right of first offer or right of first refusal to acquire any new property we consider acquiring directly.

OUR BUSINESS COULD BE DISRUPTED IF WE NEED TO FIND A NEW MANAGER UPON TERMINATION OF AN EXISTING MANAGEMENT AGREEMENT.

         If our managers fail to materially comply with the terms of their management agreements, we have the right to terminate such management agreements. Upon termination, we would have to find another manager to manage the property. We cannot operate the hotels directly due to federal income tax restrictions. We cannot assure you that we would be able to find another manager or that, if another manager were found, we would be able to enter into new management agreements favorable to us. There would be disruption during any change of hotel management that could adversely affect our operating results.

IF WE DECIDE TO SELL HOTELS, WE MAY NOT BE ABLE TO SELL THOSE HOTELS ON FAVORABLE TERMS AND MAY BE REQUIRED TO PAY TERMINATION FEES TO THE LESSEE OF THOSE HOTELS.

         We have sold five hotels during the past three years, one in 2001 and four in 2002. Although none of our other hotels is currently under contract to sell, we may decide to sell additional hotels in the future. We may not be able to sell such hotels on favorable terms, and such hotels may be sold at a loss. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for any properties that are designated for sale, we will not be able to implement our divestiture strategy. In the event that we cannot fully execute our divestiture strategy or realize the benefits therefrom, we will not be able to fully execute our growth strategy.

WE MAY FACE CONFLICTS OF INTEREST RELATING TO SALES OF HOTELS ACQUIRED FROM AFFILIATES.

         We have acquired 14 hotels in the past from related parties of our affiliates, which include Robert Winston, our Chief Executive Officer, and Charles Winston, our Chairman of the Board. The limited partners of WINN Limited Partnership, including Robert Winston and Charles Winston, may have unrealized gain associated with their interests in these hotels. Our sale of any of those hotels may cause adverse tax consequences to the limited partners. Therefore, our interests could conflict with the interests of the limited partners in connection with the disposition of one or more of those 14 hotels, including limited partners who may be board members or otherwise in a position to exert influence over other board members who will determine whether we sell these hotels.

WE DEPEND ON KEY PERSONNEL.

         We depend on the efforts and expertise of our Chief Executive Officer, President and Chief Financial Officer, Chief Accounting Officer and Chief Operating Officer to drive our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations. Our ability to replace key individuals may be difficult because of the limited number of individuals with the breadth of skills and experience needed to excel in the hotel industry. There can be no assurance that we would be able to hire, train, retain or motivate such individuals.

OUR BORROWERS MAY FAIL TO REPAY ALL OR A PORTION OF THE LOANS OWED TO US.

         We face special risks in connection with our loans to borrowers for the purpose of building and owning hotels. We are subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. We expect that each mezzanine loan will be made to a single purpose entity whose sole asset would be a hotel being built or renovated. Our present mezzanine loans are not, and we do not expect that any of our future mezzanine loans will be, collateralized by


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the hotel being built by the single purpose entity. Mezzanine loans will be subordinate to any debt collateralized by the hotel being built and maybe any other debt of the single purpose entity. Mezzanine loans involve a higher degree of risk than long-term senior mortgage lending that is secured by income-producing real property for a variety of reasons including, among other things, dependency on the success of a project which a third party controls and that a foreclosure by the holder of the senior loan could result in a mezzanine loan becoming uncollectible. Additionally, mezzanine loans normally have higher loan to value ratios than conventional term loans. The borrowers may not be able to repay their obligations under their senior loans or our mezzanine loans, in which case we could suffer a total or partial loss on our mezzanine loans. In 2002, we wrote off as uncollectible our $250 participation interest in a $5,478 mezzanine loan to the owner of a 769-room resort hotel in Orlando, FL, and other existing or future borrowers may become in default on our mezzanine loans.

         Although we currently have issued four loans totaling $7.4 million, all mezzanine loans, we expect to originate other loans in the future, including bridge loans, the first loss piece of collateralized mortgage backed securities ("CMBS"), which typically contain multiple hotel properties, or possibly issuing whole loans and then potentially selling the senior portion of the loan.

MEZZANINE LENDING RISKS.

         A mezzanine lender has some of the same risks as a traditional real estate lender, such as lender liability for improperly exercising control over the borrower and environmental risks as a potentially responsible party liable for environmental damage in connection with the property owned by the borrower. A mezzanine lender may enhance these risks by pursuing remedies on default that afford greater control over the operations of the borrower, especially if the mezzanine lender exercises its authority as a managing or co-managing member. Courts have discretion to decline to enforce loan features which purport to limit or modify a mortgagor's right to redeem real estate after a mortgage default and before foreclosure by paying off the loan, and thus some remedies specified in our mezzanine loans may be unavailable to us. In addition a borrower may allege that being in the position to control the borrowing entity creates duties by the lender to the borrower, including fiduciary-like duties that may conflict with the lender's actions to exercise its remedies. Finally, to be able to protect its mezzanine loan, a mezzanine lender may have to advance additional funds to cure defaults on senior loans.

IF THIRD PARTIES FOR WHOM WE DEVELOP HOTELS DEFAULT ON THEIR LOANS, WE MAY BE REQUIRED TO COMPLETE THE DEVELOPMENT OF THOSE HOTELS AT OUR OWN EXPENSE.

         In certain cases where we are offering third party hotel development services in exchange for fees, we may elect to provide the hotel owner/developer with a construction completion guaranty on the particular hotel under development. In those cases, if the owner/developer were in default under the terms and conditions of its senior loans, its senior lenders might seek to compel us to complete the development of the particular hotel with our own funds, which could materially adversely affect our business, financial condition and results of operations.

                         RISKS RELATING TO OUR INDUSTRY

OUR PERFORMANCE AND THE VALUE OF OUR STOCK ARE SUBJECT TO RISKS ASSOCIATED WITH THE HOTEL INDUSTRY.

Our hotels are subject to operating risks of the hotel industry that could reduce our revenue, gross operating margins, and ability to make distributions to shareholders.

         Our hotels are subject to all operating risks common to the hotel industry. These factors could adversely affect the ability of our hotels to generate operating income and therefore affect our ability to make distributions to our shareholders. These risks include, but are not limited to:

- competition for guests from other hotels, many of which have substantial marketing and financial resources;

-        faster growth in room supply than in room demand growth in our markets;

- increases in operating costs due to inflation and other factors which may not be offset in the future by increased room rates;

- seasonality, with higher hotel revenues occurring in the second and third calendar quarters;

- increases in energy costs, airline fares and other expenses related to travel, which may deter traveling;

-        terrorist incidents, which may also deter traveling;

-        adverse effects of general and local economic conditions;


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-        a general inability to control costs, thereby resulting in lower gross operating profit; and

- risks generally associated with the ownership of hotels and real estate, as discussed below.

Our entire business is concentrated in particular segments of a single industry.

         Our entire business is hotel-related. Our investment strategy is to acquire additional hotels, or ownership interests in hotels, with strong national franchise affiliations in the "mid-scale without food and beverage", "upscale", and "upper upscale" market segments, or hotel properties with the potential to obtain such franchise affiliations. Therefore, a downturn in the hotel industry, in general, and the segments in which we operate, in particular, will have a material adverse effect on our income and the amounts available for distribution to our equity holders.

Large-scale military deployments may adversely impact the occupancy rates and revenues from our two hotels located in communities that have a large military population.

         Currently, we own two hotels located in communities with a large military presence; one near Fort Bragg in Fayetteville, North Carolina and one near Camp Lejeune in Jacksonville, North Carolina. During the Persian Gulf War in the early 1990's, a large number of military personnel deployed to the Persian Gulf and, additionally, their respective families departed those communities for the duration of the military member's deployment. The two local communities suffered economic loss as a result. If a large number of military personnel were deployed away from their permanent duty stations for an extended period, we expect that occupancy rates and RevPAR at those two hotels would be adversely affected.

We may incur higher costs as a result of the proximity of our hotels to the coast.

         Several of our hotels are located near the Atlantic Ocean and are exposed to more severe weather than hotels located inland. These hotels are also exposed to salt water and humidity, which can increase or accelerate wear on the hotels' weatherproofing and mechanical, electrical and other systems. As a result, we may incur additional expenditures for capital improvements.

Our hotel concentration in the Southeastern United States subjects us to operating risks.

         At December 31, 2003, 31 out of our 44 wholly-owned hotels were located in the five eastern seaboard states ranging from Virginia to Florida, including 17 hotels located in North Carolina. Adverse events in these areas, such as economic recessions, hurricanes or other natural disasters, could cause a loss of revenues from these hotels, which could have a greater adverse effect on us as a result of our concentration of assets in this area. Our geographic concentration also exposes us to risks of oversupply and competition in our principal markets. Each of our hotels competes with other hotels in its market area. A number of additional hotel rooms will continue to be built in the markets in which our hotels are located, which could result in too many hotel rooms in those regions. Significant increases in the supply of hotel rooms without corresponding increases in demand can have a severe adverse effect on our business, financial condition and results of operations.

Conditions of franchise agreements could adversely affect us.

         All of our hotels are operated pursuant to franchise agreements with nationally-recognized hotel brands. In addition, hotels in which we subsequently invest may be operated pursuant to franchise agreements. A hotel's failure to adhere to the terms and conditions of the franchise agreement could result in the loss or cancellation of its franchise license. We rely on our managers and a third party lessee to conform to such franchisor standards. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor's system. These standards are subject to change over time, in some cases at the discretion of the franchisor, and may restrict our ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with these standards could require us to incur significant expenses or capital expenditures. Our cash available for distribution could be adversely affected if we or our lessee must incur substantial costs to maintain a franchise license.

         If a franchise license terminates due to our failure, or our lessee's failure to make required improvements or to otherwise comply with its terms, we may be liable to the franchisor for a termination payment. These termination payments would vary by franchise agreement and by hotel. The loss of a number of franchise licenses and the related termination payments could have a material adverse effect on our business, financial condition and results of operations.

         As of December 31, 2003, of the 50 hotels' franchise licenses, including six joint venture hotels, eight expire in the next five years, two in 2006, two in 2007, and four in 2008. In connection with termination of a franchise license or changing the franchise affiliation of a hotel, we may have to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license, in the event


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that it could not be renewed or is otherwise lost, could have a material adverse effect on the operations and/or the underlying value of the hotel covered by the franchise because of the loss of association, name recognition, marketing support and centralized reservation system provided by the franchisor. Any of these events could have a negative effect on our ability to make distributions to shareholders. The franchise agreements covering the hotels expire or terminate, without special renewal rights, at various times and have different remaining terms.

Operating costs and capital expenditures could adversely affect our cash flow.

         Hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment. We are obligated to pay the cost of certain capital expenditures at the hotels and to pay for furniture, fixtures and equipment. Franchisors also may require periodic capital improvements to our hotels as a condition of retaining the franchise licenses. In addition, we intend to invest selectively in hotels that require significant renovation. Renovation of hotels involves certain risks, including:

-        the possibility of environmental problems;

-        construction cost overruns and delays;

- uncertainties as to market demand or deterioration in market demand after commencement of renovation; and

-        the emergence of unanticipated competition from other hotels; and

-        displacement of room revenues due to rooms being out of order.

If any of these costs exceed our estimates, the additional costs could have an adverse effect on our cash available for distribution.

WE MUST COMPETE WITH LARGER ENTITIES FOR ACQUISITION AND FRANCHISING OPPORTUNITIES.

         We compete for acquisition opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a hotel operator or the geographic proximity of its investments, and may have better relations with franchisors. Competition may reduce the number of suitable investment opportunities available to us and increase the bargaining power of sellers. In addition, other potential buyers who do not need to use a lessee or a third party operator to operate the hotel may be able to offer a higher price for a property than we are able to pay.

OUR PERFORMANCE AND VALUE ARE SUBJECT TO THE CONDITION OF THE REAL ESTATE INDUSTRY.

We may not be able to sell hotels when appropriate.

         Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to changes in economic and other conditions. Because we are a REIT, federal income tax laws limit our ability to sell properties in some situations when it may be economically advantageous to do so. As a result, returns to our shareholders could be adversely affected. In addition, we cannot assure you that the market value of any of our hotels will not decrease in the future, and therefore we may not be able to sell our hotels on favorable terms.

Liability for environmental matters could adversely affect our financial condition.

         Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of investigation and removal or remediation of hazardous or toxic substances on, under, originating at or in the property, including fixtures, structures and other improvements located on the property. These laws often impose liability whether or not the owner or operator knew of (or should have known of), or caused, the presence of contaminants. Although Phase I environmental site assessments ("ESAs") were obtained on all of the hotels, the Phase I ESAs did not include invasive procedures, such as soil sampling or ground water analysis. While the Phase I ESA reports have not revealed any environmental condition, liability or compliance concern that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, it is possible that these reports do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a hotel after the related Phase I ESA report was completed of which the Company is unaware. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distributions to equity holders. Clean-up costs and the owner's or operator's liability generally are not limited under these laws and could exceed the value of the property and/or the aggregate assets of the owner or operator. In addition, the presence of, or failure to


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properly remediate, contaminants may adversely affect the owner's ability to sell or rent the property or borrow using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

         Environmental, health and safety laws and common law principles also govern the presence, effects, maintenance and removal of hazardous substances, including asbestos-containing materials, or ACMs. Asbestos has been found in two of our hotels and asbestos or other hazardous substances may be found in other hotels we own or acquire in the future. Many such laws permit third parties, including employees and independent contractors, to seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. In connection with the ownership of the hotels, we may be considered an owner or operator and therefore may be potentially liable for any such costs, which could adversely affect our financial condition.

Black mold claims could adversely affect our financial condition.

         Recent publicity regarding families abandoning their homes because of the presence of stachyhotrys chartarum ("black mold") has raised public consciousness regarding black mold. Black mold is a greenish-black fungus found worldwide that grows in such places as dry wall, carpet, wall paper, fiber-board, ceiling tiles, and thermal insulation when the relative humidity is above 55%. While the scientific community lacks consensus on the health threat, if any, posed by exposure to black mold, if black mold is detected in any of our hotels, we may be subject to adverse publicity, which could adversely affect our operations and financial results from that hotel. Such claims could require us to spend significant time and money in litigation or pay significant damages. In addition, we may be required to close all or portions of the affected hotel during mold remediation operations, generally consisting of a thorough cleaning with chlorine bleach and water. Under certain conditions, black mold may be difficult to eradicate and require us to remove and replace moldy materials in the hotel. In extreme cases, it may be necessary to perform extensive facility repairs. The presence of black mold in any hotel also could adversely impact the fair market value of that hotel.

         During 2002, the Company invested in the Beachwood, OH Courtyard by Marriott hotel, which is currently owned by WCC Project Company LLC. The Company's current indirect ownership interest in this hotel is 13.05%. Prior to making its initial investment, the Company knew that black mold existed at the hotel and engaged consultants with expertise in black mold remediation and performed extensive research to satisfy itself that the black mold condition could be eradicated through renovation and repair procedures. Following the completion of such remediation procedures, the Company believes that all of the black mold has been removed from this hotel. The hotel opened in April 2003. Because black mold is a naturally occurring fungus, the spores of which can be transported by outside air currents, there can be no assurances that black mold will not again enter and grow in this hotel or that it will not be found in the Company's other hotel properties.

Liability for uninsured and underinsured losses could adversely affect our financial condition and results of operations.

         In the event of a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement cost of our lost investment. Certain types of losses, such as mold, terrorist acts, earthquakes, floods, hurricanes, and other acts of God, may be uninsurable or not economically insurable. In addition, we may not be able to use insurance proceeds to replace a damaged or destroyed property as a result of changes in building codes and ordinances, environmental considerations or other factors. In these circumstances, any insurance proceeds we receive might not be adequate to restore our economic position with respect to the damaged or destroyed property and we would be required to seek separate financing for repair and replacement costs, which may not be available on acceptable terms or at all, or face a loss on our investment.

The cost of compliance with the Americans with Disabilities Act and other changes in governmental rules and regulations could adversely affect our cash flow.

         Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, other governmental rules and regulations or enforcement policies affecting the use and operation of the hotels could change, including changes to building codes and fire and life safety codes. If we are required to spend money to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to shareholders could be adversely affected.

Increases in property taxes could adversely affect our cash flow.

         Real and personal property taxes on our current and future hotel properties may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. An increase in property taxes could have an adverse effect on our ability to make distributions to shareholders.


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                         RISKS RELATING TO CAPITAL STOCK

THE PRICE OF OUR SECURITIES MAY BE AFFECTED BY CHANGES IN MARKET INTEREST RATES.

         One of the factors that may influence the price of our common stock or preferred stock in public trading markets is the annual yield from distributions on our common stock or preferred stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of our common stock or preferred stock.

SHAREHOLDER APPROVAL IS REQUIRED TO CHANGE CERTAIN POLICIES, LIMITING THE ABILITY OF OUR BOARD OF DIRECTORS TO TAKE CERTAIN ACTIONS IN RESPONSE TO CHANGING CONDITIONS.

         We cannot change our policy of limiting consolidated debt to 60% of the cost of our investment in hotel properties without shareholder approval.

THE ABILITY OF OUR SHAREHOLDERS TO EFFECT A CHANGE IN CONTROL IS LIMITED.

Stock ownership limitations could inhibit changes in control.

         Our articles of incorporation provide that no shareholder may own, directly or indirectly, more than 9.9% of any class of our outstanding stock without the approval of our Board of Directors. This limitation may have the effect of precluding an acquisition of control by a third party without the approval of our board of directors even if a change in control were in your best interest.

Our ability to issue preferred stock could inhibit changes in control.

         Our articles of incorporation authorize the board of directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights of any shares of preferred stock issued. Currently, there are 3,680,000 shares of preferred stock outstanding. Issuing additional preferred stock could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders' interest.


                          RISKS RELATING TO REIT STATUS


WE ARE SUBJECT TO TAX RISKS AS A RESULT OF OUR REIT STATUS.

         We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax purposes. Our continued qualification as a REIT will depend on our continuing ability to meet various requirements concerning the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of distributions to our shareholders. In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our taxable income, other than any net capital gain and any taxable income of our TRS Lessees. To the extent that we meet the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be required to pay income tax on our undistributed income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount we pay out to our shareholders in a calendar year is less than a minimum amount specified under the federal tax laws. Any taxable income of our TRS Lessees will incur corporate income tax, but will not be subject to any distribution requirement. The requirement to distribute a substantial portion of our net taxable income could cause us to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require us to borrow funds or to sell assets to fund the costs of such items.

         We have made, and intend to continue to make, distributions to our shareholders to comply with the current 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. Our income consists of our share of the income of WINN Limited Partnership, and our cash available for distribution consists of our share of cash distributions from WINN Limited Partnership, less capital expenditures and principal debt payments. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the hotel industry could require us to borrow funds on a short-term basis to meet the 90% distribution requirement and to avoid income tax and the nondeductible excise tax.

         If we were to fail to qualify as a REIT for any taxable year, we would not be allowed to deduct our distributions to our shareholders in computing our taxable income. Furthermore, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Unless we are entitled to relief under the federal income tax laws, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. As a result, our cash available for distribution would be reduced for each of the years involved. Although we currently


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operate and intend to continue to operate in a manner designed to qualify as a
REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors, with the consent of shareholders holding at least two-thirds of the common stock entitled to vote, to revoke the REIT election.

         At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations thereof may take effect retroactively and could adversely affect the Company or its shareholders. For example, the Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its shareholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause domestic noncorporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual's other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common shares in particular, either in terms of price or relative to other investments.


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